Bulldog Technology Hires Team of NASA Experienced Engineers to Develop its Radio Frequency Identification Technology

Company Signals Further Entry

Into Additional Security and Asset Management Markets

RICHMOND, British Columbia, November 24, 2004 Bulldog Technologies Inc. (OTC BB: BLLD), a leading provider of wireless cargo security solutions, announced today that a team of NASA experienced Radio Frequency Identification (RFID) engineers has joined the company. The team, located in Boulder, Colorado, developed data management systems that flew on the Space Shuttle Columbia and camera systems that flew on many different launch vehicles. In addition, the team has developed avionics components for Pegasus® rockets, manufactured by Orbital Sciences Corporation.

"This team of engineers with NASA development experience will provide Bulldog with the technology and solution expertise to provide the market with alternative solutions for their wireless cargo solution needs," commented John Cockburn, President and CEO of Bulldog Technologies.

The team brings a combined 56 years of Radio Frequency (RF) and RFID engineering experience with over 30 years of it in direct support of RF related projects with large corporations and government agencies such as NASA. The team members include Gordon Hardman, Jack Pyne, Michael Carpenter, Joe Martinez and Jon Garcia.

Gordon Hardman has over 20 years experience in radio frequency design and has lead successful design efforts at frequencies from kilohertz to gigahertz, and at power levels from microwatts to kilowatts. For the last 10 years he has been Chief Technology Officer for CrossLink Incorporated, specializing in long-range RFID and short-range telemetry systems. One representative recent design is one of the world's smallest RFID reader for electronic product code (EPC) tags and he has also developed several new designs for the Alpha/Power line of high-power RF amplifier products. Gordon has a Bachelor's degree in Electrical Engineering and a Master's degree (cum laude) in Physics and was previously Chief Scientist at Orbital Sciences Corporation's Space Technology Laboratory where he received an award for outstanding technical achievement in 1993 for work on spacecraft and rocket systems. His name appears on numerous patents, either issued or pending, relating to RFID and telemetry.

Jack Pyne is a communication systems and product engineer with over 18 years of experience in design, analysis, manufacturing, testing and delivery of communication products and systems. Jack has gained valuable expertise in the areas of analog and digital circuitry, control theory, and RF communications (terrestrial and satellite) while working for such companies as CrossLink, StarBurst Technologies and Orbital Sciences Corporation. He has worked on numerous satellite and RF related projects as well as on the space shuttle. Jack holds two patents with additional patents pending. Jack obtained a B.S., Electrical Engineering from DeVry Institute of Technology in Phoenix, AZ and a degree in Antenna Measurements from the Georgia Institute of Technology.

Michael Carpenter brings over 28 years of experience in the satellite communications field including the design and development of flight hardware, ground systems design, and remote terminal equipment design. His expertise includes RF systems and circuit design as well as digital signal processing and software development. Michael's former experiences include positions with Crosslink, Orbcomm, Martin Marietta Aerospace, Skylink GPS Corp., Synergetics International, TRW Defense and Space Systems and Orbital Sciences Corp. His engineering experience includes being the Spacecraft Subsystem Manager for the Data Management Subsystem on the APEX and SeaStar satellites as well as being responsible for the hardware design, embedded software development and vehicle integration support for the Telemetry Multiplexer on the Pegasus® air launch vehicle. Michael was a recipient of a presidential award in 1991, The National Medal of Technology, as a member of the Pegasus® team. Michael has a BS Electrical Engineering from the University of Colorado.

Joe Martinez brings 15 years of experience to Bulldog Technologies. Joe has degrees in Computer Maintenance and Electronic Technology from Trinidad State Junior College. Joe has worked on the communication systems and the camera systems on the space shuttle and has completed coursework to achieve NASA certification as a technician.

Jon Garcia has over 14 years of high technology experience as an engineering, production and quality control technician. Jon holds diplomas from Trinidad State Junior College and Blackfox Training Institute. Jon has also attained NASA certification and is experienced working with RF application assembly.

"This team brings to Bulldog a very high level of knowledge and expertise as can be measured by their experience in the numerous RF related projects that they have successfully implemented as well as the extensive experience they have accumulated as a team while working on the various technology projects with NASA", said Heeter Wald, CTO of Bulldog Technologies. "We are looking forward to leveraging this knowledge to develop advanced RFID solutions which will provide our customers with additional wireless cargo security solutions."

About Bulldog Technologies

Bulldog Technologies, Inc., a leading provider of wireless cargo security solutions, researches, develops, and manufactures real-time, comprehensive monitoring and intrusion detection BOSSTM (Bulldog Online Security Solution) devices for use in the cargo transportation and storage industry. Bulldog's systems allow dispatchers, security personnel, emergency response teams and cargo transport drivers to monitor valuable cargo during the transport, storage and delivery process. In contrast to radio-frequency tags, Bulldog's proprietary technology employs a monitoring system that detects suspicious activity on a real-time basis. Thus, their technology can prevent the illegal entry of port storage cargo containers and theft of mobile or in-transit shipping containers.

For further information, visit Bulldog on the Web at www.bulldog-tech.com.

Press Contact: Investor Contact:

Jan Roscovich Aurelius Consulting Group

PR Director Jeff Wadley

Bulldog Technologies Inc. (888) 451-5721

(604) 271-8656 jroscovich@bulldog-tech.com (407) 644-4256 jeff@aurcg.com